Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St., Haidian District

Beijing, 100083 People’s Republic of China

October 22, 2013

VIA EDGAR

Geoff Kruczek

Attorney-Adviser

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Sino Gas International Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on October 10, 2013

File No. 000-51364

Dear Mr. Kruczek:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated October 16, 2013 (the “Letter”), with respect to our preliminary proxy statement on Schedule 14A filed on October 10, 2013 (the “Preliminary Proxy Statement”). We have filed a revised version of the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) in conjunction with the submission of this response to the Letter. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please revise to clearly mark the proxy statement and proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Response:

We have made the requested revisions in the Preliminary Proxy Statement Amendment.

2.	Please complete the blanks in your document.

Response:

Any remaining blanks in the Preliminary Proxy Statement Amendment will be completed in the Company’s definitive proxy statement.

3.	We note that one of the purposes of the meeting is to “transact such other business as may properly come before the Annual Meeting or any reconvened meeting after an adjournment or postponement of the Annual Meeting.” We also note the disclosure in the form of proxy that the proxy holders have discretionary authority to vote upon such other business as may properly come before the annual meeting. If the adjournment of the meeting is intended as a means for soliciting additional proxies, the adjournment would constitute a separate substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4 of the Exchange Act. Please note that pursuant to Rule 14a-4(c)(7), a proxy may confer discretionary authority to vote on matters incident to the conduct of the meeting. To the extent applicable, please revise the disclosure and the proxy card. The proxy card should include an additional box so that the shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is being contemplated.

Response:

We respectfully advise the Staff that discretionary authority will only be exercised where allowed by the applicable rules.

May I change my vote after I have voted?, page 5

4.	Please tell us how the second paragraph, particularly the last clause in that paragraph, is consistent with Rule 14a-4(d).

Response:

We have revised the disclosure to remove the disclosure in question in the Preliminary Proxy Statement Amendment.

Who is paying the cost of this proxy solicitation?, page 5

5.	We note that you may solicit proxies by telephone and personal conversation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding.

Response:

We hereby confirm our understanding of this requirement.

6.	We note that you may incur additional solicitation costs for a proxy solicitor and outside counsel, among other potential expenses. Please confirm that you will include the disclosure required by Item 4(b)(3) of Schedule 14A, to the extent applicable.

Response:

We hereby confirm that we will provide such information to the extent applicable.

Directors and Executive Officers, page 7

7.	Please advise why the Company did not hold its 2012 annual meeting.

Response:

The company did not hold an annual meeting in 2012 because under Utah law the failure to hold an annual meeting at the time stated in or fixed in accordance with a corporation's bylaws does not affect the validity of any corporate action or work a forfeiture or dissolution of the corporation and, as such, the company determined that an annual meeting was not required.

8.	Please revise to clarify the dates of the business experience listed for Mr. Adler and Ms. Lin.

Response:

We have revised the disclosure to provide the dates requested in the Preliminary Proxy Statement Amendment.

Common Stock Ownership of Certain Beneficial Owners and Management, page 12

9.	Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares beneficially owned by Lead Fame International Limited. Please also tell us why this table does not include Sino Fortress Group or Xianling Zong, given the Schedule 13D filed November 9, 2012.

Response:

We have revised the disclosure in the Preliminary Proxy Statement Amendment to identify the natural person who has share voting and dispositive power with respect to the shares beneficially owned by Lead Fame International Limited.

We respectfully advise the Staff that neither Sino Fortress Group nor Xianling Zong hold the securities referenced in the Schedule 13D filed on November 9, 2012 (the “Schedule 13D”). The convertible note referenced in the Schedule 13D was terminated upon repayment in December of 2012 and the warrants referenced in the Schedule 13D expired without being exercised in December 2012.

Report of the Audit Committee, page 16

10.	Please tell us the reason for the asterisked disclosure at the bottom of this page, considering that Ms. Li has served as director since 2011 and this report relates to your 2012 fiscal year.

Response:

We respectfully advise the Staff that while Ms. Li has served as a director since 2011, she was only appointed to the audit committee in July of 2013.

Proposal 1: Election of Directors, page 18

11.	Please revise your disclosure to explain why you believe electing your nominees would be “in the best interests” of your security holders.

Response:

We have made the requested revision in the Preliminary Proxy Statement Amendment.

Appendix A

12.	Please revise the heading of and first paragraph in this section to remove the statements that the individuals named therein “may be deemed” participants in the solicitation. As you know, the term “participant” is defined in Instruction 3 to Item 4 of Schedule 14A.

Response:

We have made the requested revisions in the Preliminary Proxy Statement Amendment.

13.	We note the numerous knowledge qualifiers. With a view toward revised disclosure, please tell us what steps you took to determine the existence of the matters to which you say are to “the best of our knowledge.”

Response:

As discussed with the Staff, we have revised the disclosure to remove the knowledge qualifiers in the Preliminary Proxy Statement Amendment.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely,

/s/ Yuchuan Liu
Yuchuan Liu Chief Executive Officer